Nostalgia Family Brands, Inc.

20 Pape Drive

Atlantic Highlands, New Jersey 07716

August 10, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Nostalgia Family Brands, Inc. Registration Statement on Form S-1
File No. 333-181652

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities and Exchange Act of 1933, as amended, Nostalgia Family Brands, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to become effective on August 13, 2012 at 4:30 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
•	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Stephen E. Fox of Herrick, Feinstein LLP at (212) 592-5924 and that such effectiveness also be confirmed in writing.

Very truly yours,

NOSTALGIA FAMILY BRANDS, INC.

By:	/s/ William P. McDermitt
Name: William P. McDermitt Title: Chief Executive Officer

cc:            Stephen E. Fox, Esq.